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                                                                   EXHIBIT 99.10

HINDUSTAN TIMES

INTERVIEWEE: VIVEK PAUL

HINDUSTAN TIMES: Tell me, what is happening on the forex management front, because with the appreciation of the rupee against the dollar, you guys are obviously being impacted.

VIVEK: That is right.

HINDUSTAN TIMES: So, Infosys, for instance took a $139 million forward cover, which I think has helped them immensely. So, what is Wipro doing in this regard?

VIVEK: Yeah, actually I think that, you know, probably the best person to answer this is our CFO. I can give you one of two choices. I can stumble through an answer myself or set up a call with our CFO for the detailed answers.

HINDUSTAN TIMES: Yeah I think, that will make more sense.

VIVEK: Therefore a separate call with the CFO because to be perfectly honest, we have a corporate treasury function that handles all the effects. You can imagine, you know, we are pretty keen that we manage that well because it really affects our business, but I think he is the guy who you can speak to. All I know is that every one percent appreciation in the rupee hurts our operating margins by 0.5%, and currently I know that we have covers in excess of $150 million.

HINDUSTAN TIMES: Okay. 150 million. Okay, now tell me I was talking to Shiv Nadar the other day and he was saying that the rupee-dollar equation is a monkey that nobody can cage. These are his exact words. Now, he was saying where do you see this, the rupee-dollar equation, headed and how does it impact you?

VIVEK: I gave you this big lecture on this when we met in person. So, we could go through that again, but, I think, you know, the rupee still has some strengths to achieve and, you know, in terms of how we manage it, I think it is through the foreign exchange covers or through, you know, offsetting it with improved cost management. It is going to be either.

HINDUSTAN TIMES: But when you operate in a volatile foreign exchange environment other than the corporate treasury functions which obviously help offset this, is there another strategy that you employ where you try and pump up another leg of the business so that it can act as a cover?

VIVEK: Actually, you know, in some sense, we have somewhat of a cover or we do have a currency mix where we do have, you know, sort of currencies outside the US dollar as well, since as you know we do business outside in Europe and in other parts of the world, and I think, if you would like I can give you that 82% of our revenues are denominated in US dollars.

HINDUSTAN TIMES: Okay.

VIVEK: You know, 18% are in other currencies.

HINDUSTAN TIMES: Okay.

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VIVEK: And in addition to the 82%, roughly 7% is revenues that are generated in dollars with cost in dollars, which is our acquisition based consulting revenues. So, we have a little bit of a hedge, but not a lot. What we don't do is change our operations to adjust for exchange rates, because as you well know, exchange rates are very volatile.

HINDUSTAN TIMES: That is right.

VIVEK: And so, you know, you can't change the way you behave with customers and the way you do business based on this external factor, because, you know, two years down the road, it may go the other way or one year down the road, who knows.

HINDUSTAN Times:  Yeah, true.

VIVEK: So at least for right now the rupee appears like it has some strength yet to achieve.

HINDUSTAN TIMES: Okay, tell me I think better this quarter over last quarter, when we met last, things were not particularly bright, but things seem to have improved. The NASDAQ is on the verge of reaching 2000, the DOW cracked 9800, Indian stock markets have just gone through the roof; so, I think it is better for Wipro?

VIVEK: I think that if I look at where we stand right now, I characterize the last quarter as steady; I think I would characterize this quarter as improving. What we saw was exhilarating volume growth and stabilizing margins. So, I would say that certainly versus last quarter we feel better this quarter, I think we have had, you know, growth across the board including our technology businesses. We have seen, you know, growth in IT, in our banking financial services, in some of our horizontal services like infrastructure services and package implementation. On the technology side, we saw growth in semiconductors, you know, both system and chip, and intellectual property. We saw growth in storage. We saw growth in end-to-end product ownership for telecom companies.

HINDUSTAN TIMES: Okay.

VIVEK: So, I think that we saw some, you know, and then our business process outsourcing business coming to grow very strongly, you know, we had 22% quarter-on-quarter, you know, 130% year-on-year growth in that business. That continues to be a nice driver as well.

HINDUSTAN TIMES: Okay.

VIVEK: So, I think that all in all on the volume side, we felt, you know, we saw, as I said earlier, the exhilarating growth. By the way, this was seventh straight quarters of volume growth. So, that is what makes it sort of even better, it is kind of a predictable level.

HINDUSTAN TIMES: Okay.

VIVEK: On the operating margin on the other hand, we saw a slight growth in operating margin after six quarters of decline.

HINDUSTAN TIMES: Okay.

VIVEK: So, in other words we had, you know, we sort of felt like we turned the corner and, you know, one swallowed if it is not a summer mix, you know, we don't want to be running around

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throwing a party here, but I think that certainly there seems to be, you know, nice that after six quarters of decline, we saw some stabilization.

HINDUSTAN TIMES: But what is the mood in the US and how do you view technology from here on because things look as if they are getting better?

VIVEK: Yeah, you know, if I look at what is going on in the technology side, customers are willing to spend more and what that means is that they are seeing stabilization in their own fortunes. So, I think that in some sense, you know, that things are aligned. NASDAQ is rising because the stock investors are looking at better fortune for technology companies, technology companies in turn are looking at that better fortune and saying, "I need to invest in my future products, and I need to invest in my business," and in turn they are buying more, they are buying more services from us or a natural place for them to go to first because we can help them with both cost and quality. So, I would say generally speaking there certainly is a higher level of optimism out there.

HINDUSTAN TIMES: Now, as far as your cash reserves are concerned, have you found a target? Are you still looking for acquisitions? What is happening on that front? Any announcements?

VIVEK: Well, you know, I think that we are, you know, I mean if we had any announcements, we would make them. I think that what we want to do is take a little bit of time to digest the acquisitions we have made, the AMS and the Nervewire acquisitions we made this year. But that doesn't mean we are not on the prowl; we continue to be open to all ideas, all suggestions, continue to evaluate acquisitions, but you know they have to pass through all the hurdles that we have.

HINDUSTAN TIMES: True. But when you do make an acquisition now, you have explained this in the past that Wipro is always looking at a service line expansion. So, what kind of acquisition would now be of a strategic fit to Wipro?

VIVEK: You know, that hasn't changed, I mean, if you recall when we met what I talked about was that there is a, you know, we don't want to make an acquisition to add a capability, we want to make an acquisition to add market access.

HINDUSTAN TIMES: Okay.

VIVEK: And I think that that philosophy continues to prevail.

HINDUSTAN TIMES: Okay. Tell me about Spectramind. Do you believe that Wipro Spectramind is stable and where do you see the BPO market headed from here on?

VIVEK: Well, I think that what we are seeing is, you know, let me start with this. The upside is that sometimes when I add up the wish list that some customers have expressed to us or what they want to do with us, my mind boggles, you know. So, I mean, it really is very healthy. On the other hand I continue to see on a day-to-day basis us having pricing pressure, us having attrition in the agent side, you know, which is running at about 42% cleft, which are the two things that we still have to tackle. But certainly I think that, on the business process outsourcing side, seems like enormous amount of potential.

HINDUSTAN TIMES: But given all the controversy and the cap on the H1B visas now, do you believe that with more jobs, see a lot of people will not now go to the US every year, because

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there is a cap 65,000. So, do you believe that there will be further growth within the country both on the call center front and in the tech services front?

VIVEK: I absolutely think so. I think that, you know, first of all, this market will continue to grow, you know, there may be some, you know, protectionist measures here and there always unlikely, but I think that we will see, you know, we will see continued sustained growth from this industry. I do think though that, you know, we have to be mindful of the impact it has in terms of the media and stuff like that, and I think, you know, we at Wipro at least have been pretty open in terms of getting out and trying to get our point of view across. And so I feel like, you know, that is the battle that seems to be slowly turning.

HINDUSTAN TIMES: Okay.

VIVEK: Very interestingly, you know, I was actually in this discussion with some of CEOs of companies and some government guys in the US and they had an interesting hypothesis, they said that actually if you think about the technology industry, US has supremacy, 90% of all software product companies for example are based in the US. Okay, and what they said is that many of these have been founded by Indians and Chinese. And they said that if China and India boom continues, and the US ceases to be a beacon, the world's best, will this fundamentally affect the competitiveness of the US. So, there are people actually who are coming at it from the other side who were saying that this H1B visa reduction etc., is actually bad for the US, because in some sense emigrants have been such an engine for the United States.

HINDUSTAN TIMES: True. So, what time are you going to declare your results, later today?

VIVEK: It is already done. It is already out in the public domain, you know, press releases are out.

HINDUSTAN TIMES: So, what are the earnings like?

VIVEK: Earnings are 230 crores.

HINDUSTAN TIMES: Which is a lot better than last time, no?

VIVEK: Yes, it is. It is, you know, if you look at on a sequential basis, we have done well. If you look at it on a year-on-year basis, it is 4% growth largely because as I said we went through this dip and now we are coming out.

HINDUSTAN TIMES: Okay. What about the top line?

VIVEK: Ah!

HINDUSTAN TIMES: Top line?

VIVEK: Top line on the IT side, we had given a guidance of 210 million, we did 222 million.

HINDUSTAN TIMES: Oh! Great. So, things are better?

VIVEK: That is right.

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HINDUSTAN TIMES: Okay. Did you see this Tata thing yesterday, Tata America, the
State of Indiana has jumped up and down because they have clinched a $15.2 million project?

VIVEK: You know, I personally think that the state of XYZ means nothing, you know, first of all, all of us put together do very little business with this state. And the second is that I have to tell you what this Chinese CEO told me. He said that all this means is that you guys haven't grown fast enough. He said that if the state of New Jersey ever try to put a ban on any product from China, they will have to shut down every traffic light.

HINDUSTAN TIMES: I like that. True. Okay great. I think that should do it.

VIVEK: Okay, bye.

HINDUSTAN TIMES: Bye.